January 20, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stallion Oilfield Services, Inc. – Form S-1 (Registration No. 333-142174)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Stallion Oilfield Services, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

Very truly yours, STALLION OILFIELD SERVICES, INC.

By:	/s/ Douglas Stewart
Name:	Douglas Stewart
Title:	Vice President, General Counsel and Secretary